MAIL STOP 3561
      June 7, 2005

Mr. Ru-hua Song
Principal Executive Officer
Top Group Holdings, Inc.
1398 Monterey Pass road
Monterey Park, CA  91754

Re:	Top Group Holdings, Inc.
	Item 4.01 Form 8-K/A
      Filed May 31, 2005
	File No. 000-32341

Dear Mr. Song:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed May 31, 2005
1. In your amended filing, it was disclosed that the predecessor auditor`s audit opinion for the year ended December 31, 2003 "did not contain an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles." Upon review of your Form 10-KSB filed April 13, 2004, we noted the audit opinion for the years ended December 31, 2003 and 2002 was modified as to uncertainty. Please amend your Form 8-K to disclose this auditor opinion modification in accordance with Item 304(a)(1)(ii) of
Regulation S-B.
2. Please amend to file an updated letter from Joseph Mao, CPA, as an
Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in the amended Form 8-K filing.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3390.

							Sincerely,



							Brian K. Bhandari
							Staff Accountant







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Mr. Ru-hua Song
Top Group Holdings, Inc.
June 7, 2005
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